January 18, 2007

Mail Stop 4561

Harry E. Graber, M.D.
President and Chief Executive Officer
Kintera, Inc.
9605 Scranton Road, Suite 240
San Diego, CA 92121

> **RE:** **Kintera, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 27, 2006**
> **File number 333-139684**
>
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 16, 2006**
> **Forms 10-Q for the three months ended March 31, 2006, June 30,**
> ** 2006, and September 30, 2006**
> **Filed May 12, 2006, August 9, 2006, and November 9, 2006,**
> ** respectively**
> **File number 0-50507**

Dear Dr. Gruber:

We have limited our review of your filings to those issues we have addressed in our comments. We think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
Incorporation of Documents by Reference, page 20

1. Please revise this section to properly date the Form 8-K filed on March 16, 2006 and to include the Form 8-K and any other reports pursuant to the Exchange Act filed since the filing of this registration statement. Please also see Telephone Interpretation 69 in the "Manual of Publicly Available Telephone Interpretations" under "Securities Act Form S-3 (July 1997)."

Form 10-K
Item 9A. Controls and Procedures, page 37

2. We note that management concluded that you "have taken many steps to strengthen [y]our internal controls over [y]our revenue recognition process, financial close process and acquisition process." Please revise to provide a materially complete description of the material weaknesses referenced above. Alternatively, as it does not appear that the material weaknesses referenced above have been remediated, you may revise your Form 10-Q for the period ended September 30, 2006 to disclose this information.

3. We refer you to the immediately preceding comment. Please disclose who discovered the material weaknesses to your disclosure controls and procedures, when the material weaknesses occurred, when the material weaknesses were discovered and the circumstances that led to the discovery of the material weaknesses. Also, please expand your disclosure to discuss any impact this material weaknesses have had on your financial statements and any restatements that have occurred as a result. As we note above, you may alternatively revise your Form 10-Q for the period ended September 30, 2006.

4. We note that "other than the specific changes identified in this Item 9A, there have been no changes to the Company's internal control over financial reporting . . . ." To the extent that there are changes in your internal control over financial reporting in future periods, your disclosure should state clearly that there were changes in your internal control over financial reporting that occurred during the applicable quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Your disclosure should also be accompanied by a materially complete discussion of the change(s) or should provide a cross-reference to the discussion of the changes. Similar disclosure should be included in applicable future reports.

Form 10-Q for the quarter ended September 30, 2006

Item 4. Controls and Procedures, page 20

5. We note your disclosure in this report and in your quarterly reports ended March 31, 2006 and June 30, 2006 that "[i]n designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures." Upon amending your Form 10-Q for the quarter ended September 30, 2006 and in all future reports, state clearly whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at www.sec.gov.

6. We note your reference to "significant changes in the Company's internal controls over financial reporting during the quarter ended September 30, 2006." In this regard it does not appear that your disclosure is consistent with the requirements of Item 308(c) of Regulation S-K. See also Rules 13a-15(d) and 15d-15(d). Please revise to disclose whether there was "any change" that materially affected or was reasonably likely to materially affect, your internal controls over financial reporting. Also, supplementally confirm that all future periodic reports will present disclosure regarding changes in your internal control over financial reporting in a manner consistent with Item 308(c) and Rules 13a-15(d) and 15d-15(d).

Certifications Pursuant to Section 302 of the Sarbanes-Oxley act of 2002

7. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. Please confirm your understanding.

8. We note that paragraphs 2, 3, and 4 reference the "quarterly report" rather than the "report" as set forth in Item 601(b)(31) of Regulation S-K. In future filings,

your certifications should be revised so as not to include a reference to the accompanying report. Rather, the certifications should be filed exactly as set forth by Item 601(b)(31) of Regulation S-K. Please confirm your understanding.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Hugh Fuller at (202) 551-3853, Jeffrey Werbitt, the Senior Attorney, at (202) 551-3456, or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Scott M. Stanton
        Morrison & Foerster LLP
        12531 High Bluff Drive, Suite 100
        San Diego, CA 92030
        Facsimile number: (858) 720-5125